SciSparc Ltd.

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916, Israel

April 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	SciSparc Ltd. (CIK 0001611746)
Registration Statement No. 333-255408 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

SciSparc Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on April 29, 2021 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

SCISPARC LTD.

By:	/s/ Amitay Weiss
Amitay Weiss Chief Executive Officer